Commission file number: 0-18892

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For May/June 2005

MAYNE GROUP LIMITED

(Translation of Registrant’s Name into English)

Mayne Group House

21/390 St Kilda Road

Melbourne, Victoria 3004

Australia

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X    .

(If “Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Media Releases / ASX Announcements

Exhibit 1 – Share buy-back

Exhibit 2 - Mayne announces Board appointments

EXHIBIT 1

12 May 2005

Company Announcements Office

Australian Stock Exchange

Level 4

20 Bridge Street

Sydney NSW 2000

Dear Sir

Re: Share buy-back

Mayne Group Limited announced on 4 May 2005 that it is undertaking a strategic review to assess the merits of a demerger involving separate listings of its pharmaceutical and healthcare businesses and, if a demerger is undertaken, the optimal configuration of the listed entities. In light of this review, based on legal advice the company has decided to suspend purchases under its on-market share buy-back announced on 8 March 2005 until either the strategic review is completed or notice is given that the buy-back is to be resumed.

For the avoidance of doubt, the Appendix 3F Final Share Buy-Back Notice filed on 23 March 2005 related to the on-market buy-back programme announced on 1 March 2004 (as amended on 22 March 2004) and did not affect the on-market share buy-back announced on 8 March 2005.

Yours faithfully

Mayne Group Limited

/s/Timothy A. Paine
Timothy A. Paine
Company Secretary

EXHIBIT 2

Media and ASX Release

8 June 2005

Mayne announces Board appointments

Mayne Group Limited (ASX:MAY) today announced the appointment of two new non-executive Directors to the Mayne Board, Mr James (Jim) Hall and Mr Paul McClintock.

Mr Hall has more than 35 years in senior financial management roles. Most recently Mr Hall was Executive Director of Finance at Orica Limited, a role he held since January 2002. In his time at Orica, Mr Hall was a key member of the senior management team, during a period when the financial performance of Orica’s established businesses improved significantly. Retiring from Orica in April 2005, Mr Hall was briefly a Director of Affinity Health as it prepared for an ASX listing. He is currently a Director of Qenos Holdings Pty Ltd and will join the Board of Alesco Corporation Limited on 1 July 2005.

Prior to joining Orica, Mr Hall was Vice President, Group Accounting and Controller at BHP Billiton. In his 32 years at BHP, Mr Hall held a range of senior financial management roles. Mr Hall had significant experience in both merger and demerger activities during his time at BHP.

Mr McClintock is a qualified lawyer, with an extensive career in corporate advisory and government. Since 1985 he has been a principal of the private investment banking firm, McClintock Associates, apart from 2000-2003 when he served as Secretary to Cabinet and Head of the Cabinet Policy Unit, reporting directly to the Prime Minister.

Mr McClintock has a strong background in health, serving as Chairman of Affinity Health from January 2004 to April 2005. He is currently a Director of ANZAC Medical Research Centre and a Commissioner of the Health Insurance Commission. Other directorships currently held by Mr McClintock are Chairman of Thales Australia Group, Director of Perpetual Trustees Australia Limited and Director of Macquarie Infrastructure Group.

Mayne’s Chairman, Mr Peter Willcox, said he was delighted to welcome Mr Hall and Mr McClintock to the Board.

“The demerger review process is progressing well and the Board’s appointment of two additional non-executive Directors is an important development in the process.

“Both Directors will be invaluable to Mayne during the demerger review and in the next phase of development of the company. In particular, both Mr Hall and Mr McClintock have experience in the rigorous process of preparing a company for listing through their recent directorships at Affinity Health,” he said.

Mr Hall’s and Mr McClintock’s appointments are effective today, 8 June 2005, and they will both stand for election at the 2005 Annual General Meeting. Should the demerger proceed, it is anticipated that Mr Hall and Mr McClintock will each serve as a Director of one of the demerged entities.

EXHIBIT 2

About Mayne Group Limited

Mayne Group Limited is listed on the Australian Stock Exchange and has businesses in international specialty pharmaceuticals (the manufacture of injectable and oral pharmaceuticals for distribution to more than 50 countries), diagnostic services (pathology, diagnostic imaging and medical centres), pharmacy, and health-related consumer products.

oooo0000oooo

Media enquiries	Investor enquiries

Jason Thomas	Caroline Ingham
Communications Manager	Investor Relations Manager
Ph: +61 3 9868 0706	Ph: +61 3 9868 0894
Mb: +61 421 341 709	Mb: +61 419 526 355

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAYNE GROUP LIMITED

By:	/s/ Timothy Paine
Name:	Timothy Paine
Title:	Company Secretary

Date: 8 June 2005